Exhibit 99.1

April 6, 2020

LLOYDS BANK PLC – PRICING OF TENDER OFFER FOR CERTAIN OF ITS OUTSTANDING SENIOR NOTES

Lloyds Bank plc (the “Offeror”) is today announcing the Reference Yield and the Purchase Price for each Series of Fixed Spread Notes subject to its previously announced cash tender offer (the “Offer”) for any and all of certain series of its U.S. dollar denominated senior notes set out in the table below (the “Notes”).

The Offer is being made on the terms and subject to the conditions set out in the Offer to Purchase dated March 30, 2020 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (together, the “Offer Documents”). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

The Reference Yield in respect of each Series of Fixed Spread Notes was determined at 2:00 p.m., New York City time, today. The Purchase Price for each Series of Fixed Spread Notes is based on the Reference Yield plus the Fixed Spread as set forth in the table below:

Notes	ISIN/CUSIP	Principal Amount Outstanding	Fixed Spread (bps)	Reference U.S. Treasury Security	Reference Yield	Purchase Price(1)
3.300% Senior Notes due 2021 (Series 1)	US53944VAP40 53944VAP4	$1,250,000,000	300	0.375% U.S. Treasury Security due March 31, 2022	0.266%	$1,000.34
Floating Rate Notes due 2021 (Series 2)	US53944VAQ23 53944VAQ2	$1,000,000,000	N/A	N/A	N/A	$980.00
2.250% Senior Notes due 2022 (Series 3)	US53944VAS88 53944VAS8	$1,500,000,000	285	0.375% U.S. Treasury Security due March 31, 2022	0.266%	$980.53
3.500% Senior Notes due 2025 (Series 4)	US53944VAH24 53944VAH2	$440,463,000	285	0.500% U.S. Treasury Security due March 31, 2025	0.440%	$1,009.76

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(1)	Per $1,000 principal amount of Notes (as defined herein) validly tendered and accepted for purchase.

The Offer will expire at 5:00 p.m., New York City time, on April 6, 2020, unless extended (such date and time, as the same may be extended, the “Expiration Deadline”) or earlier terminated. Holders must validly tender and not withdraw their Notes on or prior to the Expiration Deadline in order to be eligible to receive the relevant Purchase Price. Notes validly tendered may be withdrawn at any time prior to the Expiration Deadline, but not thereafter.

In addition to the Purchase Price, holders of Notes accepted for purchase pursuant to the Offer will also receive accrued and unpaid interest on each $1,000 principal amount of such Notes (rounded to the nearest $0.01) from the last interest payment date up to, but not including, the Settlement Date.

The Settlement Date is expected to be April 9, 2020.

FURTHER INFORMATION

Copies of the Offer Documents are available at the following web address: www.lucid-is.com/lloyds

Requests for additional copies of the Offer Documents and information in relation to the procedures for tendering should be directed to:

Tender Agent
Lucid Issuer Services Limited	Email: lloydsbank@lucid-is.com
Arlind Bytyqi	Telephone: + 44 (0) 20 7704 0080

Investor Relations
Douglas Radcliffe	Email: douglas.radcliffe@lloydsbanking.com
Group Investor Relations Director	Telephone: +44 (0) 20 7356 1571

Joint Dealer Managers
J.P. Morgan Securities LLC	U.S. Toll-Free: +1 (866) 834-4666
Collect: +1 (212) 834-8553
Attn: Liability Management Group

Lloyds Securities Inc.	Telephone: +1 (212) 284-0411
Email: liability.management@lloydsbanking.com
Attn: Liability Management Group

DISCLAIMER

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Offeror, the Joint Dealer Managers, the Tender Agent or the trustee with respect to the Notes (or any of their respective directors, employees or affiliates) make any recommendation as to whether holders should tender Notes pursuant to the Offer.

OFFER RESTRICTIONS

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement, such related documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), or within Article 43(2) of the Order, or to other persons to whom they may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). The announcement and any such related documents and/or materials are only available to Relevant Persons and the transactions contemplated therein will be available only to, and engaged in only with, Relevant Persons, and the announcement and any related documents and/or materials must not be relied or acted upon by persons other than Relevant Persons.

Belgium

Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this announcement nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offer, may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase have been or will be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

Canada

Neither this announcement, the Offer to Purchase nor any other materials relating to the Offer constitute, nor may be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.

General

The Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offer to be made by a licensed broker or dealer and the Joint Dealer Managers or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made on behalf of the Offeror by such Joint Dealer Managers or affiliates (as the case may be) in such jurisdiction.

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Offer to Purchase comes are required by each of the Offeror, the Joint Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

This announcement contains inside information in relation to the Notes and is disclosed in accordance with the Market Abuse Regulation (EU) 596/2014 (“MAR”). For the purposes of MAR, this announcement is made by Douglas Radcliffe, Group Investor Relations Director.

FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, the Offer to Purchase and certain documents incorporated by reference therein are forward-looking statements. We may make forward-looking statements in other documents filed with the SEC that are incorporated by reference into this announcement or the Offer to Purchase. Forward-looking statements can be identified by the use of forward-looking terminology such as words “expect”, “estimate”, “project”, “anticipate”, “believes”, “should”, “could”, ‘intend”, “plan”, “probability”, “risk”, “target”, “goal”, “objective”, “may”, “endeavor”, “outlook”, “optimistic”, “prospects” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

Examples of such forward-looking statements include, but are not limited to, projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets, expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the U.K. and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the U.K. and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behavior including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the U.K. from the European Union (the “EU”) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any U.K. general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the U.K. from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the U.K., the EU, the U.S. or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group’s directors, management or employees including industrial action; changes to the Lloyds Bank Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

The forward-looking statements made in this announcement speak only as of the date of this announcement. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this announcement and we do not assume any responsibility to do so, except as required by applicable law.